Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL announces an increase of 3.2% for the first 2018 interim dividend at 0.64€ per share

In accordance with the Board of Directors’ decision of February 7, 2018 regarding the shareholder return policy from 2018-20, the first 2018 interim dividend is set at 0.64 euro per share. This interim dividend is increased by 3.2% compared to the three 2017 interim dividends and the final dividend. The ex-dividend date is set for September 25, 2018.

The Board of Directors will meet on September 19, 2018, to declare the conditions of the first 2018 interim dividend payment.

Subject to the adoption by the Combined General Meeting of June 1, 2018 of the 4th resolution, the option to pay the first 2018 interim dividend in new shares of the company will be proposed and the payment will be made according to the following timetable:

Ex-dividend date	September 25, 2018
Period to elect to receive the payment in new shares	September 25, 2018 to October 4, 2018
Payment date in cash or shares issued in lieu of cash	October 12, 2018

Holders of Total’s American Depositary Receipts (“ADRs”) will receive the first 2018 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

ADR ex-dividend date	September 21, 2018
ADR record date	September 24, 2018
ADR payment date in cash or shares issued in lieu of cash	October 19, 2018

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

TOTAL to develop artificial intelligence solutions with Google Cloud

On April 24, 2018, TOTAL S.A. (together with its subsidiaries and affiliates, “TOTAL” or the “Group”) announced that TOTAL and Google Cloud have signed an agreement to jointly develop  artificial intelligence (A.I.) solutions applied to subsurface data analysis for oil and gas exploration and production.

The agreement focuses on the development of A.I. programs that will make it possible to interpret subsurface images, notably from seismic studies (using Computer Vision technology) and automate the analysis of technical documents (using Natural Language Processing technology). These programs will allow TOTAL’s geologists, geophysicists, reservoir and geo-information engineers to explore and assess oil & gas fields faster and more effectively.

Under this partnership, TOTAL geoscientists will work side-by-side with Google Cloud’s machine learning experts within the same project team based in Google Cloud’s Advanced Solutions Lab in California.

TOTAL entered into an agreement for the proposed acquisition of Direct Energie to accelerate its ambition in gas and electricity in France and Belgium

On April 18, 2018, TOTAL announced the entering into of an agreement with the controlling shareholders of Direct Energie1 for the proposed acquisition of 74.33% of its share capital2, at a price of €42 per share, ex-dividend of €0.35 per share, representing an aggregate acquisition price of approximately €1.4 billion. Once this acquisition has been completed, TOTAL will file with the French Financial Market Authority (Autorité des marchés financiers) a mandatory tender offer on the securities of Direct Energie which are traded on Euronext Paris at the same price per share of €42, which represents a 30% premium above Direct Energie’s closing share price on April 17, 2018 and a 24% premium above the volume weighted average share price over the past three months and 13% above the volume weighted average share price over the past six months. The offer thereby values Direct Energie at approximately 12.5 times its 2018 projected EBITDA.

In connection with this agreement and the tender offer memorandum entered into with Direct Energie, Direct Energie’s Board of Directors met on April 17 and unanimously approved the transaction and has already announced its intention to recommend to shareholders, subject to the confirmation by the independent expert that the terms of the tender offer are fair, to tender their shares into the offer that will be filed. In this respect, Direct Energie’s Board of Directors has decided to appoint an independent expert in order to confirm that the terms of the tender offer are fair in accordance with market regulations.

In the field of natural gas and electricity distribution to both consumers and professionals, TOTAL is firmly establishing itself as a leading alternative supplier by combining its 1.5 million client portfolio with Direct Energie’s 2.6 million client portfolio. This combination will enable TOTAL to pursue its ambitious development program to become a standard-setting player in electricity supply in France and Belgium, targeting over 6 million customers in France and more than 1 million customers in Belgium by 2022.

With this transaction, TOTAL is also pursuing and expanding its development in the power generation market, with Direct Energie’s power generation activities offering an excellent complementarity with those of the Group’s subsidiaries operating in these fields. Direct Energie’s installed capacity of 1.35

[1]	Being (i) the concert composed of Impala SAS, AMS Industries, Lov Group Invest and EBM Trirhena AG, (ii) Luxempart and (iii) Mr. Xavier Caïtucoli, Chairman and Chief Executive Officer of Direct Energie (directly and through its holding CRESCENDIX S.A.S).
[2]	Based on 44 886 772 shares as of April 10, 2018.
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GW, including 800 MW of gas-fired power plant and 550 MW of renewable electricity, will supplement TOTAL’s 900 MW installed capacity. Given Direct Energie’s project portfolio in this area (a 400 MW gas-fired power plant under construction and a 2 GW pipeline of renewable electricity projects in France), Total Eren in emerging countries and Sunpower in the United States, TOTAL aims to have a global capacity of at least 10 GW of installed capacity within five years, either in the form of gas-fired power plants or in the form of renewable electricity capacities.

The transaction remains subject to the information and consultation process of the relevant employee representative bodies in accordance with applicable laws. Moreover, the completion of the acquisition of Direct Energie’s controlling blocks remains subject to the condition precedent related to the prior approval of the European commission, which is the competent authority to examine and approve the acquisition for the purposes of merger control.

The proposed tender offer that will be filed after completion of the acquisition of Direct Energie’s controlling blocks will be submitted to the French Financial Markets Authority (Autorité des marchés financiers), which will review it in accordance with applicable laws and regulations. The acquisition of the blocks of shares is expected to be completed during the third quarter and the proposed tender offer will be filed immediately after such completion. In the event that the number of shares not tendered to the offer would not represent more than 5% of the share capital or voting rights of Direct Energie, TOTAL intends to request the implementation of a squeeze-out.

The transaction will be financed through TOTAL’s available cash.

Cautionary Statement

The documentation relating to the tender offer – if filed – will include the terms and conditions of the tender offer, which will be submitted to the French Market Authority (Autorité des marchés financiers). It is strongly recommended that investors and shareholders read, when available, the documentation relating to the tender offer, as well as any amendments to those documents, as they will contain important information about TOTAL, Direct Energie and the proposed transaction.

This press release must not be published, broadcasted or distributed, directly or indirectly, in any country in which the distribution of this information is subject to legal restrictions.

The release, publication or distribution of this press release in certain countries may be subject to legal or regulatory restrictions. Therefore, persons located in jurisdictions where this press release is released, published or distributed must inform themselves about such restrictions and comply with them. TOTAL disclaims any responsibility for any violation of such restrictions.

To the extent permissible under applicable laws and regulations, including Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended (the U.S. Exchange Act), TOTAL and its affiliates or its broker and its broker’s affiliates (acting as agents or on behalf of TOTAL or its affiliates, as applicable) may from time to time after the date hereof, and other than pursuant to the tender offer, directly or indirectly purchase, or arrange to purchase shares or any securities that are convertible into, changeable for or exercisable for such shares. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. In no event will any such purchases be made for a price per share that is greater than the tender offer price. No purchases will be made outside of the tender offer in the United States of America by or on behalf of the TOTAL or its affiliates. In addition, the financial advisors to TOTAL may also engage in ordinary course trading activities in securities of Direct Energie, which may include purchases or arrangements to purchase such securities.

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